Exhibit 1

      The shares of the Issuer's common stock reported as beneficially owned by HBM BioVentures AG in this Schedule 13G is beneficially owned, directly or indirectly, through the following entities, each of which is a wholly-owned subsidiary of HBM BioVentures AG:

      1).   HBM BioVentures (Cayman) Ltd.

      2).   International BM Biomedicine Holdings Inc.


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